WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

June 19, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,754,789

NOTICE OF DEFAULT

Western Wind Energy Corp. (the “Company”) announced today that the British Columbia Securities Commission has issued a temporary order prohibiting certain directors, officers and insiders of the Company from trading in the securities of the Company because of the failure by the Company to file, within the prescribed period of time, its audited financial statements for the year ended January 31, 2006. This restriction will remain in place until the Company’s regulatory filings are brought up to date. In accordance with Appendix A of CSA Policy 57-301, the Company confirms the following:

1.	The Company is unable to file financial statements within the time period set out by the securities regulatory authorities, for the year-ended January 31, 2006.

2.	The Company was unable to file the financial statements on time as a result of certain unforeseen delays in obtaining and compiling accounting and banking information and other records required by the Company to complete its statements. The delays have resulted in a delay in the completion of the Company’s audit by its auditors.

3.	The Issuer expects to file the financial statements for the year ended January 31, 2006 by July 31, 2006.

4.	July 1, 2006 is the date that is two months after the filing deadline. The securities commissions or regulators may impose an issuer cease trade order if the financial statements for the year-ended January 31, 2006 are not filed by July 1, 2006. An issuer cease trade order may be imposed sooner if the Company fails to file its Default Status Report on time.

5.	The Company intends to satisfy the provisions of CSA 57-301- Appendix B Default Status Reports on a bi-weekly basis as long as it remains in default of the financial statement filing requirement.

6.	The Company is not subject to any insolvency proceedings.

7.	There is no other material information concerning the affairs of the Company that has not been generally disclosed.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.